PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF CANPLATS RESOURCES CORPORATION (THE “COMPANY”) FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) TO BE HELD ON DECEMBER 12, 2002 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints R.E. Gordon Davis, the President and a director of the Company, or failing this person, Robert A. Quartermain, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

	For Withhold		For Against

1. (a) to elect R.E. Gordon Davis as director		3. To authorize the directors to set the auditor's remuneration.

(b) to elect A.Terrance MacGibbon as director		4. To grant authority to the Directors to amend existing
and new stock options as granted to Insiders, including
(c) to elect Robert A. Quartermain as director		any amendments to reduce the exercise price of such options.

(d) to elect James W. Tutton as director		5. To ratify all acts and proceedings of the directors and
officers of the Company since the last Annual General
2. To appoint Beauchamp & Company, Chartered Accountants as the auditor of the Company.		Meeting of the members of the Company.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: _________________________________________                       Date: _____________________________
                      (Proxy must be signed and dated)

Name:        _________________________________________
                      (Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of Computershare Trust Company of Canada by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street Street, Vancouver, British Columbia, Canada V6C 3B9 and its fax number is (604) 683-3694.

1.	If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company’s scrutineers at the Meeting.

2.

If the shareholder’s securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder’s name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder’s vote will be counted at that time.

3.

If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder’s instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder’s name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder’s appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4.

If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5.

The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6.

If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7.

This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8.

To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

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